American Tax Credit Trust, a Delaware
statutory business trust, Series I
340 Pemberwick Road
Greenwich, CT 06831

March 20, 2009

Ms. Cicely LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549

Re:	American Tax Credit Trust (the “Trust”)
File No. 000-24600
Form 10-K for the year ended March 30, 2008
Form 10-Q for the quarter ended September 29, 2008

Dear Ms. LaMothe:

In response to your letter dated February 10, 2009 to Mr. Neal Ludeke, former Chief Financial Officer of Richman American Credit Corp. (the “Manager”), we provide the following explanations and responses to the comments of the Staff of the Division of Corporation Finance with respect to the filings referenced above.  In an effort to better explain the full context of the matter, we have included a description of the Trust’s business along with the comments of the Staff and the Trust’s response to those comments.  For your convenience, the Staff’s comments have been presented herein in bold, followed by the Trust’s responses.

Tax Credit Business Summary

General

The business of the Trust is in one industry segment, the acquisition of limited partner interests in operating limited partnerships (the “Local Partnerships”), each of which owns and operates an apartment complex (each, a “Property” and collectively, the “Properties”) eligible for Low-Income Housing Tax Credits (the “Tax Credits”) under Section 42 of the Internal Revenue Code (“Section 42”).  Pursuant to Section 42, the Tax Credits are allocated over a ten year period.  The Trust must hold its investment in the Local Partnership, and the Local Partnership must satisfy certain requirements, for each of fifteen years following the commencement of the Tax Credits on a Property in order to avoid any recapture of Tax Credits.  At the end of such fifteen year period (the “Compliance Period”), the stated intent of the Trust is to sell or otherwise dispose of the limited partner interest in the Local Partnership that owns the Property.  This may be accomplished through the sale of the limited partner interest by the Trust or the sale by the Local Partnership of the Property that it owns and the liquidation of the Local Partnership.  Upon disposition of the last of its limited partner interests, the Trust intends to liquidate.

The Trust is in the very latter stages of its intended life cycle.  The primary benefit to the Trust’s investors, the Tax Credits, has been allocated, and ALL of the Local Partnerships have reached or are nearing the end of their respective Compliance Periods. Of the ten Properties in which the Trust is invested, four have reached the end of their Compliance Period, five will do so at the end of 2009, and one will do so at the end of 2010.  The possibility of a Local Partnership that has not yet reached the end of the Compliance Period not maintaining compliance during the short time remaining is remote.  The Trust has instructed the Local Partnerships that have reached the end of their Compliance Periods to sell their respective Properties, and intends to do so with each of the other Local Partnerships as it reaches the end of its Compliance Period.  The Trust intends that this will result in a termination of the Trust’s interests in the Local Partnerships and ultimately, upon the expiration of the Compliance Periods of the remaining Local Partnerships and the disposition of their respective Properties, the liquidation of the Trust.  In certain instances, however, the Trust may exit a Local Partnership investment by selling its limited partner interest.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

Value to Investors

From an investor’s perspective, the value of an investment in the Trust is derived primarily from the Tax Credits.  The Trust has NEVER made any cash distributions to its investors.  Certain investors may also be able to utilize passive losses generated by the Local Partnerships.  Theoretically, investors may also benefit from proceeds of disposition of the Trust’s limited partner interest in the Local Partnerships.  As a practical matter, these proceeds are expected to be minimal, as discussed below.

An investor initially paid $1,000 per unit of beneficial ownership interest (“Unit”) approximately sixteen years ago.  Over those sixteen years, the investor received an annual Schedule K-1 (Form 1065) reflecting—

•
Tax Credits, available for use as a dollar-for-dollar reduction of the investor’s tax liability, totaling approximately $1,394 per Unit over the ten-year tax credit period, for an internal rate of return of approximately 5.4%; and

•	pass-through losses totaling approximately $778 per Unit through 2007, which are deductible only to the extent of the investor’s passive income.

Some investors may have been able to utilize the passive losses, but many presumably cannot.  Investors will continue to receive annual K-1’s reflecting any passive losses until the Trust is liquidated.

Since all of the Tax Credits have been allocated, investors are believed to be desirous of the Trust being liquidated so that they can receive their final K-1, concluding their investment in the Trust and terminating the accompanying annual tax reporting burden.  A final K-1 will trigger an investor’s ability to recognize any unused passive losses that have accumulated over the years.  An investor who has not been able to utilize the passive losses on an annual basis therefore has an added financial incentive for the Trust to wind down its operations and liquidate.

As the Trust disposes of its investment in the Local Partnerships, any net proceeds arising from such sales or dispositions, after the payment of the Trust’s outstanding liabilities, would potentially be available for distribution to the investors as a return of their original capital.  However, consistent with the purpose and structure of the investee Local Partnerships, as discussed under “Accounting for Limited Partnership Interests” below, the residual value of the limited partner interest in the Local Partnerships is typically low and the market of interested buyers of the Properties or the corresponding limited partner interests is limited.  Some of the factors which negatively impact the marketability of the Properties, or equivalently, the limited partner interests in the Local Partnerships, include—

•	requirements by government agencies that the Local Partnerships must continue to maintain the Properties in the low-income housing program (so-called “extended use provisions”); and

•
the substantial remaining mortgage balances on the Properties, which are typically very near the initial balances as a result of the heavily subsidized debt of the Local Partnership and the lengthy (usually near 40 year) amortization period of the debt.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

It is generally expected, therefore, that the net proceeds of sale of a Property by the Local Partnership, after repayment of any outstanding debt and other liabilities, are not likely to be significant.

Moreover, a large percentage of the net proceeds from the sale of a Property by a Local Partnership is generally payable to its general partner in the form of deferred fees.  This means that there will be little proceeds, if any, upon a sale of a Property that will be available for distribution by the Local Partnership to the Trust.  Equivalently, it means that the value to a buyer of the Trust’s limited partner interest in the Local Partnership is likely to be significantly attenuated, even where there may exist a market for the sale of the Property.

All this was previewed with investors when they were first offered an interest in the Trust.  For example, the prospectus for the Units disclosed the following about the objectives of the Trust:

“The Trust’s main investment objectives are to:

▪	Generate Tax Credits, which can be used by investors to offset federal income taxes.

▪	Provide tax benefits in the form of passive losses.

▪	Distribute net cash, if any, received upon the sale or mortgage refinancing of the Properties.

▪	Protect the Trust’s investments.”

(Prospectus of American Tax Credit Trust, dated September 7, 1993, at page 5).  While resale distributions were nominally included in the list of the Trust’s objectives, investors were effectively cautioned against expectations that there would be any. The experience of the Trust after sixteen years of operation has borne out the accuracy of the prospectus disclosure.

Since an investor in the Trust has little prospect of realizing any material cash distributions from the Trust as it liquidates its investment in the Local Partnerships—and irrespective of what happens at the Local Partnership level, an investor’s Tax Credits are free from recapture risk after the expiration of the Compliance Period—the investor does not have a material interest in the operation of the Properties indirectly owned by the Trust through the Local Partnerships.  Even a total loss of value in the Properties would have little effect on the investor’s return on investment.  Conversely, even if the Properties continue to perform according to expectation, the performance is not likely to inure in any material respect to the benefit of the investor.  Accordingly, information such as occupancy levels and average rental income per unit, typically of importance to real estate investors, do not provide a meaningful mix of data to the Trust’s investors.

Investors should be legitimately interested in the status of efforts to dispose of the Trust’s Local Partnership investments so that the Trust can be liquidated, remaining passive losses can be realized and the accompanying tax reporting burden of an investment in the Trust can be eliminated.  Information on these efforts has been and will continue to be provided to investors until the Trust is finally liquidated.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

Accounting for the Limited Partner Interests

The Trust accounts for its investment in Local Partnerships in accordance with GAAP under the equity method of accounting.  The capital contributions paid to the Local Partnerships were recorded on the books of the Trust in the Investment in Local Partnerships balance.  The Local Partnerships were not structured or initially capitalized to produce significant residual or free cash flow after payment of their annual expenses and debt service.  Rental income (rents charged on a unit by unit basis) is restricted in accordance with Internal Revenue Service regulations and in many cases subsidized by government agencies.  Had the Local Partnerships been structured or initially capitalized in such a manner to produce significant free cash flow, then subsidies in the form of Tax Credits and rental assistance by government agencies would not have been awarded.

The Local Partnerships, generally, are essentially cash flow neutral, and the non-cash elements of book depreciation expense and interest incurred on non-mandatory debt results in the Local Partnerships reporting net losses for book purposes on an annual basis.  Accordingly, the Trust typically records annual losses from the Local Partnerships.  Through application of the equity method by the Trust, these net losses reduce the investment balance on the books of the Trust on an annual basis.

For the great majority of the investee Local Partnerships, the application of the equity method results in the book value of the Trust’s investment in the Limited Partnership approaching zero in the latter portion of the Compliance Period.  The Trust is invested in one Local Partnership that still has a material positive equity method investment balance.  This positive investment balance results from a combination of the net operating income and debt structure of that Local Partnership.  With the continuing annual decrease in the remaining equity method investment balances occurring for the Trust’s Local Partnership portfolio as a whole, this one investee Local Partnership has an equity method balance on the Trust’s books that exceeds 20% of the total assets of the Trust.  However, there is nothing unique to this particular investee Local Partnership that makes it more valuable or significant to the Trust than the other Local Partnerships that have a zero equity method investment balance.

Allocation of Tax Credits to the Trust’s investors has no impact at all on the recorded investment balance of the Local Partnerships on the books of the Trust.   The accounting treatment and primary return on investment are therefore essentially unconnected.

Form 10-K for the year ended March 30, 2008

Cover Page of Registration Statement

1.
We note that you have incorporated certain disclosure by reference.  Please file all relevant pages from your prospectus or post-effective amendments as exhibits in accordance with Instruction G.1 of Form 10-K and Rule 240.12b-23(a)(3) of the Exchange Act.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

The Trust’s response:

The relevant pages of the Trust’s prospectus were filed as Exhibits 99.1 through 99.4 to the Trust’s Annual Report on Form 10-K through incorporation by reference to prior paper filings in accordance with Rule 12b-32 of the Exchange Act.  With the Trust’s next Annual Report on Form 10-K, the Trust will file the relevant pages of the Trust’s prospectus as exhibits on EDGAR, and thereafter it will incorporate the information by reference to such Annual Report in accordance with Rule 12b-32 of the Exchange Act.

Item 1.A Risk Factors, page 3

2.	Please update your risk factor section. Additional risks may include, but are not limited to the following:
a.	Impact of current market conditions;
b.	Ability to refinance in current market;
c.	Inability of tenants to pay rent in light of current market conditions;
d.	Known environmental problems on your properties;
e.	Known compliance issues with the Americans with Disabilities Act;
f.	Risk of law suits from tenants or guests for injury on properties;
g.	Known changes in surrounding real estate that may impact value of property;
h.	Known deficiencies in insurance coverage; and
i.	Reductions in funding.

As noted above, this list is not intended to be all-inclusive.  Please review your risk factors and revise your disclosure to address all material risks.

The Trust’s response:

As discussed in the Tax Credit Business Summary above, the Trust’s investors do not have, and never had, an expectation of deriving any material value through cash distributions from the operation or disposition of the Properties owned by the Local Partnerships.  Risks of the type identified by the Staff (particularly those that relate to the tenants, environmental problems and compliance issues) generally impact the operating or resale value of the Properties.  These risks might be of relevance to investors during the Compliance Period of a Property, primarily because they could affect the ability to qualify the Property for the Tax Credit program.  With the expiration or near expiration of all Compliance Periods, that is no longer the case.  There is no longer a possibility of any recapture of Tax Credits for those Properties that have reached the end of their Compliance Period.  The Trust judges the possibility of recapture of Tax Credits for the remaining Properties, which will reach the end of their Compliance Period in less than one year (or in one case less than two years), as remote.

The Trust has continued to provide some risk factor disclosure in order to maintain consistency with prior filings.  In order to comply with the additional risk factor specificity suggested by the Staff’s comment, the Trust would be required to undertake a comprehensive poll of each of the Local Partnerships.  The Trust neither controls nor operates the Properties or the Local Partnerships.  The effort and expense to gather the necessary information would be considerable, and the benefit to investors would be minimal, as discussed.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

In addition, the Trust is a smaller reporting company.  The Staff’s attention is directed to Item 1A of Form 10-K and the Commission’s Release Nos. 33-8876; 34-56994; 39-2451 titled “Smaller Reporting Trust Regulatory Relief and Simplification.”  As a smaller reporting company, the Trust is not subject to the risk factor disclosure of Item 503(c) of Regulation S-K in its Form 10-K filings.  For consistency with prior filings, the Trust has elected to provide certain risk factor disclosures.  The Trust respectfully submits however, that the additional risk factor disclosure suggested by the Staff should not be required of a smaller reporting company that is not subject to mandated risk factor disclosure in the first instance.

Item 2.  Properties, page 5

3.
We note your disclosure in the risk factor on page 4 that the Compliance Period is for a minimum of fifteen years and that the compliance may be extended beyond this period.  Please disclose the properties that are subject to the extended use provisions and disclose the amount of time remaining that these properties must remain in compliance.

The Trust’s response:

The Compliance Period is the period of time during which a Property must comply with low income housing usage requirements in order to qualify for Tax Credits.  Even though the Tax Credits are distributed over a 10 year period, if a Property fails to maintain compliance during a subsequent five year period, a portion of the previously awarded Tax Credits may be forfeited.  After the conclusion of the Compliance Period, previously awarded Tax Credits are secure regardless of what transpires with respect to the Property.

In addition to the Compliance Period governing the award and retention of Tax Credits, the Properties are often subject to contractual arrangements with local governments pursuant to which the Properties must continue to observe use restrictions for a more extended period of time.  Insofar as relevant to investors in the Trust, these extended use restrictions affect only the resale potential of the Properties.  Because of these restrictions, the universe of buyers and the price that the Properties may fetch are limited.  Investors that have already received their now-secure Tax Credits and who, for reasons discussed, do not have an expectation of receiving material proceeds from the resale of the Properties should have little interest in the terms of the extended use provisions.

In contrast, the burden on the Trust of the disclosure requested by the Staff would be substantial.  The Trust is not now, and has never been, in possession of the contracts between the Local Partnerships and the local governments containing the extended use provisions.  The Trust would have to obtain these documents from the general partners of the Local Partnerships, and the Trust suspects that the documents are not readily available even to the general partners.  Assuming it could obtain the documents, the Trust would have to invest legal resources in the interpretation of the contracts using counsel who were not involved in their negotiation and drafting.

The Trust has provided and will continue to provide qualitative disclosure relating to the extended use provisions that affect the Properties.  In future filings, the Trust will clarify the difference between the Tax Credit Compliance Period and the contractual extended use provisions.  The Trust respectfully submits, however, that a quantitative analysis of the extended use provisions applicable to the Properties would entail unjustifiable effort and expense, without material benefit to the Trust’s investors for whom the extended restrictions have little economic consequence.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

4.
Please revise the table on page 7 to identify the properties that are not held in fee and the properties that are subject to any major encumbrance.  Briefly describe how the properties are held and disclose material terms of any encumbrance.  Refer to Item 102 of Regulation S-K.

The Trust’s response:

The Local Partnerships that directly hold the Properties in which the Trust is invested own the Properties in fee.  The Trust has no objection to making this disclosure in future filings, to the extent it is not already readily apparent from the existing description of the business of the Trust.  Beyond that, for the reasons stated below, the Trust respectfully submits that no additional disclosures concerning the Properties and their financing arrangements are warranted.

The Trust has reviewed Items 102 of Regulation S-K, including Instruction 2 thereof which refers to Instruction 1 of Item 101 of Regulation S-K.  Item 102 requires a description of the Trust’s “materially important physical properties,” and the Trust is instructed that in “determining whether properties should be described, the registrant should take into account both quantitative and qualitative factors” such as “the significance of the matter to the registrant”, the “impact of the matter” and “what information is “material to an understanding of the registrant’s business taken as a whole.”

As discussed above and in the Tax Credit Business Summary, investors in the Trust have received all of their allotted Tax Credits. For those Properties that have reached the end of their Compliance Period, there is no longer any possibility of recapture of Tax Credits, and the Trust judges the possibility of recapture of Tax Credits for the remaining Properties (all but one of which will reach the end of their Compliance Period in less than one year and the other in less than two years) as remote. Certain investors may be able to utilize passive losses from their investment in the Trust, either currently or upon the Trust’s liquidation.  The investors have little economic interest in the operation of the Properties, and no reasonable expectation of receipt of any meaningful amount of cash flow from the operation of the Properties or upon their disposition.   As such, the details of the mortgages encumbering the Properties, beyond those which are already provided in the Annual Report on Form 10-K, are of significance neither to the Trust nor its investors.

The Trust also notes that the information suggested by this comment is essentially what would be required to be disclosed in response to Rules 5.04 and 12-29 of Regulation S-X.  As a smaller reporting company, the Trust is exempt from providing the disclosure required by these rules.  It does not seem sensible that the Trust should be required to furnish pursuant to Item 102 of Regulation S-K information that it is exempt from providing in response to Regulation S-X.

In the past, the Trust provided a summary description of the Properties in its annual reports in order to provide a general level of understanding of the Properties to the Trust’s investors.  Upon the expiration of the Compliance Period for four of the Properties, and the substantial completion of the Compliance Period for the remaining Properties, this information has become less relevant to investors.  However, the Trust has continued to provide this information for the sake of consistency.  The Trust respectfully submits, however, that it should not, at this late stage in the life cycle of the Trust, be required to provide the enhanced disclosures suggested by the Staff that are of little consequence to investors.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

5.
For each material property, please revise the table to disclose the square footage of each property, the percentage of units rented, average annual rent, average annual subsidy payments, and when each property was purchased.  If a property has been sold, please add a footnote to disclose the price the property was sold for and whether there was any gain or loss on the sale.

The Trust’s response:

The Trust respectfully refers the Staff to its response to comment number 4, which is equally applicable to this comment (with the exception of the discussion of Rules 5.04 and 12-29 of Regulation S-X).

The information enumerated by the Staff in this comment—percentage of units rented, average annual rent, average annual subsidy payments—is the kind of disclosure that should be of interest to a typical real estate investor looking to profit from a property’s operations or resale.  As discussed, investment in the Trust was driven by tax considerations and objectives to which this information is not material.

The Trust has historically disclosed certain information about the Properties in which it is invested—number of units, size of capital contribution, size of mortgage and brief descriptive subsidy information—in order to provide investors with a general picture of the Trust’s investee Local Partnerships.  Certain other financial information regarding the Trust’s investment in the Local Partnerships is provided in note 5 to the Trust’s audited financial statements appearing in its Annual Report on Form 10-K.  The additional, more detailed information called for by the Staff, the Trust respectfully submits, is not required based on the materiality standard of Item 102 of Regulations S-K.  The Trust has no objection to including the year of the Trust’s acquisition of the Local Partnership interests in future filings, although it is unclear why this would be of material interest to investors.

The Trust provides information regarding disposition of Properties and/or interests in the respective Local Partnerships in the MD&A section and in note 5 to the Trust’s audited financial statements appearing in its Annual Report on Form 10-K.  The Trust provides disclosure concerning the proceeds received by the Trust upon such a sale and whether the Trust recognized a gain or loss on the sale, and the Trust intends to continue to do so.  The Trust does not believe, however, that the sale price for the Property received by the Local Partnership is material to investors, since only a small portion of the sale price would be likely to be distributed to the Trust.  The same can be said for gain or loss that the Local Partnership recognizes on the disposition.

6.
For each material property, please disclose whether there are any plans to improve or renovate any of the properties and, if so, the estimated costs and the proposed method of financing.  If there are no plans of this nature, please disclose this.

The Trust’s response:

The Trust again respectfully refers the Staff to its response to comment number 4, which is equally applicable to this comment (with the exception of the discussion of Rules 5.04 and 12-29 of Regulation S-X).

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

The Trust itself has no plans to improve or renovate any of the Properties, and neither the Trust nor its affiliates participate in any such planning at the Local Partnership level.  The Trust submits, however, that any such plans would not be material to the Trust’s investors under the standard of Item 102 of Regulation S-K, particularly at the current late stage of the Trust’s life cycle.  Improvements and renovations might be relevant to compliance with extended use provisions of the Properties or the ordinary course of their operations and cash flows.  As discussed, the Trust’s investors have no material interest in any of these matters.  Also, the Trust would not expect to provide any financial support for improvements or renovations to the Properties were the general partners of the Local Partnerships to determine to undertake such a project.  The Trust respectfully submits, therefore, that the disclosures suggested by this comment are not required by Form 10-K and would not be of material benefit to investors.

7.	Please disclose whether each material property is adequately covered by insurance. If not, please add a risk factor to address this.

The Trust’s response:

The Trust again respectfully refers the Staff to its response to comment number 4, which is equally applicable to this comment (with the exception of the discussion of Rules 5.04 and 12-29 of Regulation S-X).

The insured status of a Property may be relevant to investors with respect to those Properties for which the Compliance Period has not expired, when an uninsured casualty event could have resulted in the loss or forfeiture of Tax Credits.  Accordingly, with respect to those Properties that have not reached the end of their respective Compliance Periods, the Trust will provide the disclosures suggested by this comment in its future filings until the expiration of such Compliance Periods.  The insured status of Properties that have reached the end of their Compliance Periods, however, should not be relevant to investors.  As to those Properties, all Tax Credits have been awarded and are non-forfeitable.  Since the Trust has written down the substantial majority of its investment in those Properties and investors have little expectation of recovering material sale proceeds, investors would be largely indifferent to a casualty at the Local Partnership level to those Properties.  Insurance disclosures would therefore not be material with respect to those Properties and should not be required.

Financial Statements

Note 5 Investment in Local Partnerships, page 27

8.
We noted that you have disclosed financial information for all of your investees on a combined basis.  Please explain to us how your disclosure complies with Rule 8-03(b)(3) of Regulation S-X as it requires summarized financial data for those investees that meet the significance threshold as defined in the referenced rule.

The Trust’s response:

The Trust has one equity investee, St. John Housing Associates, L.P., that exceeded the 20% level of significance.  Please note that the Trust has provided full audited financial statements for this entity.  In addition to the disclosure provided, the Trust will provide summarized financial information pursuant to Rule 8-03(b)(3) of Regulation S-X in all future filings.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

Part III, page 39

Item 10.  Directors and Executive Officers of the Registrant, page 39

9.	Please provide disclosure regarding the experience of Mr. Krafnick in accordance with Item 401 of Regulation S-K.

The Trust’s response:

Future filings will include the following disclosure:

Charles Krafnick, age 47, is the Assistant Treasurer of the Manager.  Mr. Krafnick, the Assistant Treasurer of Richman Group, has been employed by Richman Group since 1994 and is engaged primarily in the finance operations of Richman Group.  In addition, Mr. Krafnick is the Assistant Treasurer of Richman Asset Management, Inc. (“RAM”), an affiliate of the Manager.  Mr. Krafnick’s responsibilities in connection with RAM include various finance and partnership management functions.

Item 12.  Security Ownership of Certain Beneficial Owners and Management… page 40

10.	Please provide the disclosure required by Item 403 of Regulation S-K in the manner prescribed by this section. For example, please include any securities owned by the General Partner, if applicable.

The Trust’s response:

The Trust has reviewed the disclosure requirements of Item 403 of Regulation S-K, including the disclosure requirements with respect to the beneficial ownership of management.  As noted in the Annual Report, all management activities of the Trust are provided by the Manager, through its officers and director.  Neither the Manager nor any of its officers and director own any units of beneficial ownership, and in future filings the Trust will so indicate.

Exhibits

11.
We note that you have incorporated agreements by reference to your quarterly and annual reports.  Please review the dates provided for these reports and revise to provide the correct filing date.  For example, we note that a 10-Q was not filed on December 30, 1993.

The Trust’s response:

In the list of exhibits to the Annual Report, it was the Trust’s intention to identify periodic reports by the end date of the period covered by such reports.  In future filings, the Trust will clarify that the dates refer to the period ending dates of the reports.  We understand this is a common practice among reporting companies (see, e.g., the Annual Reports on Form 10-K for the period ended December 31, 2008 of Exxon Mobil Corporation, General Electric Company, Ford Motor Company and Verizon Communications Corp.).

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

12.	Please file, or incorporate by reference as applicable, all exhibits required by Item 601 of Regulation S-K.

The Trust’s response:

Subject to the response to comment number 13, below, the Trust believes that it has filed or incorporated by reference all exhibits required by Item 601 of Regulation S-K.

13.	Please file copies of the agreements you have entered into with the General Partner and certain affiliates in accordance with Item 601(b)(10) of Regulation S-K.

The Trust’s response:

The Trust is a party to (i) a Fourth Amended and Restated Trust Agreement dated as of September 1, 1993 (the “Trust Agreement”) which provides for the payment of certain fees to the Manager; and (ii) a deferred fee agreement dated as of August 16, 2001 (the “Deferred Fee Agreement”) which set forth a payment schedule of fees due to the Manager and a third party that provided administrative services to the Trust.

The Trust Agreement was filed as an exhibit to the Trust’s Prospectus filed pursuant to Rule 424(b)(3) on September 21, 1993.  In the future, it will be incorporated by reference into the Trust’s Annual Report on Form 10-K.  The Deferred Fee Agreement will be filed as an exhibit to the Trust’s next Annual Report on Form 10-K.

Statement

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings; and the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration of these matters.  Please contact me directly at 203-413-0365 to discuss this in more detail or to provide further clarification or explanation of the responses set forth herein.

Sincerely,

/s/James Hussey
James Hussey
Chief Financial Officer
Richman American Credit Corp.,
Manager of the Trust